UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 11, 2022 (October 10, 2022)

Global Business Travel Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-39576	98-0598290
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

666 3rd Avenue, 4th Floor

New York, NY 10017
(Address of principal executive offices) (Zip Code)

(212) 679-1600
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 per share	GBTG	New York Stock Exchange

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	GBTG.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On October 10, 2022, Global Business Travel Group, Inc., a Delaware corporation (the “Company”), issued a press release announcing the results of the Company’s previously announced offer to each holder of the Company’s outstanding warrants to receive 0.275 shares of Class A common stock, par value $0.0001 per share, in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the offer and the Company’s accompanying consent solicitation.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release of Global Business Travel Group, Inc., dated October 10, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL BUSINESS TRAVEL GROUP, INC.

By:	/s/ Eric J. Bock
Name: Eric J. Bock
Title: Chief Legal Officer, Global Head of M&A and Compliance and Corporate Secretary

Date: October 11, 2022

Exhibit 99.1

American Express Global Business Travel Announces Expiration and Results of Exchange Offer and Consent Solicitation Relating to Its Warrants

New York, NY, October 10, 2022 – Global Business Travel Group, Inc. (the “Company” or “Amex GBT”) (NYSE: GBTG), the world’s leading B2B travel platform, today announced the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants, consisting of (i) the warrants sold as part of the units in Apollo Strategic Growth Capital’s initial public offering on October 6, 2020 (“IPO”) (the “Public Warrants”) and (ii) the warrants sold as part of the units in a private placement that occurred simultaneously with the IPO (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”), each whole Warrant exercisable for one share of Class A common stock, $0.0001 par value per share (“Class A Common Stock”), of the Company, at an exercise price of $11.50 per share. The Offer and Consent Solicitation expired one minute after 11:59 p.m., Eastern Standard Time, on October 7, 2022. With the completion of the Offer and Consent Solicitation, Amex GBT will eliminate all of the Company’s Warrants, simplify the Company’s capital structure and increase the number of shares of common stock available for trading.

The Company has been advised that 25,768,514 Public Warrants (including 380,995 Public Warrants tendered through guaranteed delivery), or approximately 94.64% of the outstanding Public Warrants, and 12,224,134 Private Placement Warrants, or 100% of the outstanding Private Placement Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. Holders of the Warrants that were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation will receive 0.275 shares of Class A Common Stock in exchange for each Warrant tendered by the holder and exchanged pursuant to the Offer. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before October 12, 2022.

In addition, pursuant to the Consent Solicitation, the Company received the approval of holders of approximately 94.64% of the outstanding Public Warrants and the holder of 100% of the outstanding Private Placement Warrants to amend the warrant agreement that governs the Warrants (the “Warrant Amendment”), which exceeds the 50% required to effect the Warrant Amendment. The Company expects to execute the Warrant Amendment concurrently with the settlement of the Offer, and thereafter, expects to exercise its right in accordance with the terms of the Warrant Amendment, to acquire and retire all remaining untendered Warrants in exchange for Class A Common Stock at an exchange ratio of 0.2475 shares of Class A Common Stock for each Warrant, following which, no Public Warrants or Private Placement Warrants will remain outstanding.

BofA Securities, Inc. was the Dealer Manager for the Offer and Consent Solicitation. D.F. King & Co., Inc. served as the Information Agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company served as the Exchange Agent.

About American Express Global Business Travel

American Express Global Business Travel is the world’s leading B2B travel platform, providing software and services to manage travel, expenses, and meetings & events for companies of all sizes. We have built the most valuable marketplace in B2B travel to deliver unrivalled choice, value and experiences. With travel professionals in more than 140 countries, our customers and travelers enjoy the powerful backing of American Express Global Business Travel.

Visit amexglobalbusinesstravel.com for more information about Amex GBT. Follow @amexgbt on Twitter, LinkedIn and Instagram.

No Offer or Solicitation

This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement on Form S-4 relating to the securities to be issued in the Offer was filed with the SEC and was declared effective on October 3, 2022. The Offer and Consent Solicitation were made only pursuant to the terms and conditions of the Prospectus/Offer to Exchange and related letter of transmittal and consent.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. “Forward-looking statements” made in connection with the exchange offer and consent solicitation are not within the safe harbors provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words such as “estimates,” “projected,” “expects,” “estimated,” “anticipates,” “suggests,” “projects,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “could,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: (1) changes to projected financial information or our ability to achieve our anticipated growth rate and execute on market opportunities; (2) our ability to maintain our existing relationships with customers and suppliers and to compete with existing and new competitors in existing and new markets and offerings; (3) various conflicts of interest that could arise among us, affiliates and investors; (4) our success in retaining or recruiting, or changes required in, our officers, key employees or directors; (5) intense competition and competitive pressures from other companies in the industry in which we operate; (6) factors relating to our business, operations and financial performance, including market conditions and global and economic factors beyond our control; (7) the impact of the COVID-19 pandemic, Russia’s invasion of Ukraine and related changes in base interest rates, inflation and significant market volatility on our business, the travel industry, travel trends and the global economy generally; (8) the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs; (9) the effect of a prolonged or substantial decrease in global travel on the global travel industry; (10) political, social and macroeconomic conditions (including the widespread adoption of teleconference and virtual meeting technologies which could reduce the number of in person business meetings and demand for travel and our services); (11) the effect of legal, tax and regulatory changes; and (12) other factors detailed under the section entitled “Risk Factors” in the Prospectus/Offer to Exchange.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in the Prospectus/Offer to Exchange. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Contacts

Media:

Martin Ferguson

Vice President Global Communications and Public Affairs, American Express Global Business Travel

martin.ferguson@amexgbt.com

Investors:

Barry Sievert

Vice President Investor Relations, American Express Global Business Travel

investor@amexgbt.com